T 604.682.3701 F 604.682.3600 ir@levon.com www.levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

TSX Trading symbol : LVN
March 3, 2014	Berlin & Frankfurt : LO9

Via: EDGAR

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549

Dear Ms. Jenkins:

Re:	Levon Resources Ltd. Form 20-F for the Fiscal Year Ended March 31, 2013 Filed July 5, 2013 Response Dated February 5, 2014 File No. 000-13248

Levon Resources Ltd. (the “Company”) hereby submits this letter in response to the staff (the “Staff”) of the United States Securities and Exchange Commission’s (the “SEC”) second comment letter, dated February 24, 2014, with respect to the Company’s above referenced Annual Report on Form 20-F for the fiscal year ended March 31, 2013 (the “Form 20-F”), as filed with the SEC on July 5, 2013.

In some of the responses, we have agreed to change or supplement our disclosures in future filings.  We are doing so in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Staff Comment No. 1

Cordero Project, Chihuahua State, Mexico, page 24

1.	We note your response to comment 1 from our letter dated February 3, 2014. Please confirm this disclosure will be included in future filings.

Company Response

The Company confirms that the following disclosure will be included in future filings:

“The PEA projects pre-tax Internal Rate of Return (IRR) of 19.5 % and an after-tax IRR of 14.8% (at a silver price of $25.15/oz., gold price of $1,384.77/oz., zinc price of $0.91 per pound, and lead price of $0.96 per pound) over a projected 15 years to complete the first four stages of open pit mining.”

Staff Comment No. 2

Congress Property, British Columbia, Canada page 37

2.	We note your response to comment 2 from our letter dated February 3, 2014. Please tell us if this mineral resource is National Instrument 43-101 compliant.

Company Response

This mineral resource was National Instrument 43-101 compliant at the time when the technical report, “D.S.C. Dunn, Technical Report on the Congress property titled “Report on Trenching, Drilling and Metallurgical Testing on the Congress Property”, November 15, 2005” was filed on SEDAR on December 2, 2005.

Please note that the Company does not consider this property to be a material property of the Company, as there were no drilling activities since 2008.  The Company has no plans to carry out any exploration activities on the Congress property.

Staff Comment No. 3

Notes to Consolidated Financial Statements, page 98

2. Basis of Presentation, page 98

(i) Impairment assessment, page 100

3.
We note that your response to prior comment 4 that the value of the gold and silver in the indicated category is significantly above the amount of capitalized exploration and evaluation assets and thus no impairment.  However, you have not included any costs associated with the project.  Please provide a more detailed analysis considering the development and operating costs and market condition discount rates to assess the estimated value of this project.

Company Response

Based on table 22-6 of the technical report prepared by Independent Mining Consultants Inc. on July 31, 2012 and as amended on May 10, 2013 (“IMC Technical Report”), the average operating cost over the life of the mine is $2,910,674,000, which amount includes mine, process plant, general administrative, treatment and refining charges, and transport.

On page 22-5 of the IMC Technical Report, it states “The result for net income after taxes is $928.2 million for the life of the mine”, thereby suggesting that impairment does NOT exist.  The $928.2M was then discounted at 5% and 7% respectively as seen in table 22-7 and both percentages continue to yield a profit net of tax, with a payback period of 5.1 years.

Based on the above, Levon management`s position is that impairment does NOT exist.

Yours truly,

LEVON RESOURCES LTD.

“Ron Tremblay”
_______________________________________
Ron Tremblay
President & Chief Executive Officer